[Letterhead of Sutherland Asbill & Brennan LLP]

February 8, 2012

VIA EDGAR

Vincent J. DiStefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2 Filed on February 8, 2012

Dear Mr. DiStefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on February 8, 2012 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-171330)(the “IPO Registration Statement”), initially filed with the Commission on December 22, 2010 and declared effective, as amended, on February 24, 2011, which IPO Registration Statement related to the Company’s initial public offering of shares of its common stock, except for (i) revisions reflecting the completion of the Company’s initial public offering contemplated in the IPO Registration Statement, (ii) information relating to the terms and manner of the proposed offerings described in the Registration Statement to be undertaken by the Company from time to time, and (iii) the inclusion of unaudited interim financial statements and related financial data for the nine months ended September 30, 2011, together with disclosure relating thereto.

*        *        *

Vincent J. DiStefano

February 8, 2012

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon